Exhibit 99.1

Media Contact:	Stevi Wara
Diamond Resorts International®
Tel: 702.823.7069; Fax: 702.684.8705
media@diamondresorts.com

Diamond Resorts Corporation Announcing its Results for the Quarter Ended June 30, 2012

August 14, 2012, Las Vegas, NV - Diamond Resorts Corporation, together with Diamond Resorts Parent, LLC and its subsidiaries (“Diamond” or the “Corporation”), today announced results for the quarter ended June 30, 2012. “We are pleased with the year over year improvement in our operating performance and continue to remain focused on the growth of our core management and member services business and our sales and marketing platform,” said David F. Palmer, President and Chief Financial Officer.

Quarter Ended June 30, 2012 Financial Results

Adjusted EBITDA for Diamond Resorts Parent, LLC and restricted subsidiaries1 increased $7.4 million, or 39.1%, to $26.5 million for the quarter ended June 30, 2012 from $19.1 million for the quarter ended June 30, 2011.

After including the impact of the unrestricted subsidiaries, Adjusted EBITDA for the consolidated operations of Diamond increased $10.0 million, or 65.9% to $25.1 million for the quarter ended June 30, 2012 from $15.1 million for the quarter ended June 30, 2011.

The growth is attributable to increased profitability associated with both Vacation Interest sales and the management of our members and resorts.

Vacation Interest Sales Results for the Quarter Ended June 30, 2012

Vacation Interest sales for Diamond increased $18.1 million, or 34.5%, to $70.6 million for the quarter ended June 30, 2012 from $52.5 million for the quarter ended June 30, 2011. This increase in Vacation Interest sales revenue was due to higher Vacation Interest sales on a same-store basis as well as the revenue contribution from our Tempus sales center, which commenced operations in July 2011, and the PMR sales center, which commenced operations in May 2012.  On a consolidated basis, we closed 6,006 Vacation Interest transactions and recorded a sales price of $12,347 per transaction for the quarter ended June 30, 2012, or 800 more transactions and $1,917 more per transaction as compared to the quarter ended June 30, 2011.

Diamond's advertising, sales and marketing expense as a percentage of Vacation Interest sales was 57.0% for the quarter ended June 30, 2012 compared to 63.3% for the quarter ended June 30, 2011. The decrease of such costs as a percentage of Vacation Interest sales revenue was primarily due to absorption of fixed costs through increased sales efficiencies. The advertising, sales and marketing costs incurred in previous years to generate additional tour flows continued to achieve their intended goals during the three months ended June 30, 2012.

Management and Member Services Results for the Quarter Ended June 30, 2012

Revenue from management and member services for Diamond increased $4.1 million, or 16.9%, to $28.3 million for the quarter ended June 30, 2012 from $24.2 million for the quarter ended June 30, 2011. Management fees increased as a result of increases in operating costs at the resort level, which generated higher same-store management fee revenue under our cost-plus management agreements, and the addition of the managed properties from the Tempus Resorts Acquisition and the PMR Acquisition. In addition, we entered into a sales and marketing fee-for-service arrangement with a third-party resort operator, which began to generate commission and management fee revenue towards the end of second quarter of 2011.

1 - Financial data for Diamond Resorts Parent, LLC and restricted subsidiaries excludes results of Diamond's unrestricted subsidiaries. As of June 30, 2012 and December 31, 2011, the Unrestricted Subsidiaries were FLRX, Inc. and its subsidiaries, ILX Acquisition and its subsidiaries, Tempus Acquisition, LLC and its subsidiaries, and DPMA and its subsidiaries. As of June 30, 2011, the Unrestricted Subsidiaries were FLRX, Inc. and its subsidiaries, ILX Acquisition and its subsidiaries, and Tempus Acquisition, LLC and its subsidiaries. For purposes of the Senior Secured Note Indenture, the financial position, results of operations, and statements of cash flow of Unrestricted Subsidiaries are excluded from the Company's financial results to determine whether the Company is in compliance with the financial covenants governing the Senior Secured Notes. Accordingly, management believes that the following presentation is helpful to current and potential investors in the Senior Secured Notes as well as others.

Non-GAAP Financial Measures

Presentation of Certain Financial Metrics

We define Adjusted EBITDA as our income (loss) before provision (benefit) for income taxes, plus: (i) corporate interest expense; (ii) depreciation and amortization; (iii) Vacation Interest cost of sales; (iv) loss on extinguishment of debt; (v) impairments and other non-cash write-offs; (vi) loss on the disposal of assets; (vii) amortization of loan origination costs; and (viii) amortization of portfolio premium; less (ix) non-cash revenue outside the ordinary course of business; (x) gain on the disposal of assets; (xi) gain on bargain purchase from business combination; and (xii) amortization of portfolio discount. Adjusted EBITDA is a non-U.S. GAAP financial measure and should not be considered as an alternative to net income (loss), operating income (loss) or any other measure of financial performance calculated and presented in accordance with U.S. GAAP.
We believe Adjusted EBITDA is useful to investors in evaluating our operating performance for the following reasons:

•
it and similar non-U.S. GAAP measures are widely used by investors and securities analysts to measure a company's operating performance without regard to items that can vary substantially from company to company depending upon financing and accounting methods, book values of assets, capital structures and the methods by which assets were acquired;

•
by comparing Adjusted EBITDA in different historical periods, we can evaluate our operating results without the additional variations of interest income (expense), income tax provision (benefit), depreciation and amortization expense and the Vacation Interest cost of sales expense; and

•
several of the financial covenants governing the Senior Secured Notes and 2008 Conduit Facility, including the limitation on our ability to incur additional indebtedness, are determined by reference to our EBITDA as defined in the Senior Secured Notes, which definition approximates Adjusted EBITDA as presented here.

Our management uses Adjusted EBITDA: (i) as a measure of our operating performance, because it does not include the impact of items that we do not consider indicative of our core operating performance; (ii) for planning purposes, including the preparation of our annual operating budget; (iii) to allocate resources to enhance the financial performance of our business; and (iv) to evaluate the effectiveness of our business strategies.
The following table presents a reconciliation of net income before benefit for income taxes to Adjusted EBITDA:

	Three Months Ended
	June 30, 2012	June 30, 2011
	($ in thousands)
Income before benefit for income taxes	$31,943	$1,648
Plus: Corporate interest expense(a)	18,453	15,530
Depreciation and amortization(b)	4,369	3,142
Vacation interest cost of sales(c)	(7,834)	(5,681)
Impairments and other write-offs(b)	—	240
Gain on the disposal of assets(b)	(24)	(363)
Gain on bargain purchase from business combinations(b)	(22,698)	—
Amortization of loan origination costs(b)	788	662
Amortization of portfolio premiums (discounts)(b)	60	(74)
Adjusted EBITDA - Consolidated(d)	$25,057	$15,104

Adjusted EBITDA—Diamond Resorts Parent, LLC and Restricted Subsidiaries(d)	$26,498	$19,053
Adjusted EBITDA—Unrestricted Subsidiaries(d)	2,068	(3,958)
Adjusted EBITDA—Intercompany elimination(d)	(3,509)	9
Adjusted EBITDA—Consolidated(d)	$25,057	$15,104

(a)	Excludes interest expense related to non-recourse indebtedness incurred by our special purpose vehicles that is secured by our VOI consumer loans.

(b)	These items represent non-cash charges/gains.

(c)
We record Vacation Interest cost of sales using the relative sales value method in accordance with ASC 978, which requires us to make significant estimates which are subject to significant uncertainty. In determining the appropriate amount of costs using the relative sales value method, we rely on complex, multi-year financial models that incorporate a variety of estimated inputs. These models are reviewed on a regular basis, and the relevant estimates used in the models are revised based upon historical results and management’s new estimates. Small changes in any of the numerous assumptions in the model can have a significant financial statement impact as ASC 978 requires a retroactive adjustment back to the time of the Sunterra Corporation acquisition in the current period. Much like depreciation or amortization, for us, Vacation Interest cost of sales is essentially a non-cash expense item.

(d)
For purposes of certain covenants governing the Senior Secured Notes, our financial performance, including Adjusted EBITDA, is measured with reference to us and our Restricted Subsidiaries, and the performance of Unrestricted Subsidiaries is not considered. Therefore, we believe that this presentation of Adjusted EBITDA provides helpful information to readers of this quarterly report.

We understand that, although measures similar to Adjusted EBITDA are frequently used by investors and securities analysts in their evaluation of companies, it has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results of operations as reported under U.S. GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or VOI inventory;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect cash requirements for income taxes;

•	Adjusted EBITDA does not reflect interest expense for our corporate indebtedness;

•
Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements;

•
Although Vacation Interest cost of sales is also a non-cash item, we may in the future be required to develop or acquire new resort properties to replenish VOI inventory, and Adjusted EBITDA does not reflect any cash requirements for these expenditures; and

•	Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.
To properly and prudently evaluate our business, we encourage you to review our U.S. GAAP financial statements included elsewhere in this quarterly report, and not to rely on any single financial measure to evaluate our business.

Results of Operations

See the following tables for the determination of the operating results of the Company:

DIAMOND RESORTS PARENT, LLC AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the three months ended June, 2012 and 2011
(Unaudited)
(In thousands)

	Three Months Ended June 30, 2012				Three Months Ended June 30, 2011
	Diamond Resorts Parent, LLC and Restricted Subsidiaries	Unrestricted Subsidiaries	Elimination	Total	Diamond Resorts Parent, LLC and Restricted Subsidiaries	Unrestricted Subsidiaries	Elimination	Total

Revenues:
Vacation Interest sales	$67,191	$3,385	$—	$70,576	$50,508	$1,962	$—	$52,470
Provision for uncollectible Vacation Interest sales revenue	(6,535)	833	—	(5,702)	(3,754)	1	—	(3,753)
Vacation Interest, net	60,656	4,218	—	64,874	46,754	1,963	—	48,717
Management and member services	27,782	2,970	(2,457)	28,295	24,351	996	(1,139)	24,208
Consolidated resort operations	7,336	1,291	—	8,627	7,012	230	—	7,242
Interest	9,392	3,120	—	12,512	9,357	444	—	9,801
Other	8,509	5,228	(6,601)	7,136	4,196	19	(396)	3,819
Total revenues	113,675	16,827	(9,058)	121,444	91,670	3,652	(1,535)	93,787
Costs and Expenses:
Vacation Interest cost of sales	(7,976)	142	—	(7,834)	(5,759)	78	—	(5,681)
Advertising, sales and marketing	38,765	1,689	(236)	40,218	32,009	1,332	(144)	33,197
Vacation Interest carrying cost, net	8,270	1,632	(726)	9,176	6,360	1,161	(174)	7,347
Management and member services	8,434	2,231	(2,205)	8,460	5,076	1,642	(1,030)	5,688
Consolidated resort operations	6,935	1,289	—	8,224	6,838	268	—	7,106
Loan portfolio	2,329	599	(545)	2,383	1,960	64	—	2,024
Other operating	2,502	1,142	(1,837)	1,807	1,069	24	(231)	862
General and administrative	17,410	4,791	—	22,201	15,742	2,892	35	18,669
Depreciation and amortization	2,217	2,152	—	4,369	2,602	540	—	3,142
Interest	16,917	6,302	—	23,219	18,655	1,253	—	19,908
Impairments and other write-offs	—	—	—	—	230	10	—	240
Gain on disposal of assets	(24)	—	—	(24)	(363)	—	—	(363)
Gain on bargain purchase from business combination	—	(22,698)	—	(22,698)	—	—	—	—
Total costs and expenses	95,779	(729)	(5,549)	89,501	84,419	9,264	(1,544)	92,139
Income (loss) before benefit for income taxes	17,896	17,556	(3,509)	31,943	7,251	(5,612)	9	1,648
Benefit for income taxes	(1,216)	(13,452)	—	(14,668)	(795)	(96)	—	(891)
Net income (loss)	$19,112	$31,008	$(3,509)	$46,611	$8,046	$(5,516)	$9	$2,539

DIAMOND RESORTS PARENT, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of June 30, 2012 and December 31, 2011
(Unaudited)
(In thousands)

	June 30, 2012 (Unaudited)				December 31, 2011 (Unaudited)
	Diamond Resorts Parent, LLC and Restricted Subsidiaries	Unrestricted Subsidiaries	Elimination	Total	Diamond Resorts Parent, LLC and Restricted Subsidiaries	Unrestricted Subsidiaries	Elimination	Total
ASSETS
Cash and cash equivalents	$17,001	$875	$—	$17,876	$19,648	$249	$—	$19,897
Cash in escrow and restricted cash	42,206	638	—	42,844	33,370	618	—	33,988
Mortgages and contracts receivable, net of allowance of $52,184, $28,717, $0 $80,901, $50,519, $33,579, $0 and $84,809, respectively	233,952	49,294	(4)	283,242	227,835	55,473	(6)	283,302
Due from related parties, net	34,421	(6,127)	(2,511)	25,783	33,687	(3,413)	(2,009)	28,265
Other receivables, net	17,650	7,173	16	24,839	32,579	2,455	19	35,053
Income tax receivable	2,045	—	—	2,045	629	—	—	629
Prepaid expenses and other assets, net	84,099	14,353	(1,074)	97,378	45,402	9,221	(1,146)	53,477
Unsold Vacation Interests, net	254,722	74,760	(8,770)	320,712	225,375	34,634	(3,204)	256,805
Property and equipment, net	28,990	22,829	—	51,819	25,943	22,234	—	48,177
Assets held for sale	3,958	154	—	4,112	5,517	—	—	5,517
Intangible assets, net	32,614	76,495	—	109,109	34,050	34,059	—	68,109
Total assets	$751,658	$240,444	$(12,343)	$979,759	$684,035	$155,530	$(6,346)	$833,219

LIABILITIES AND MEMBER CAPITAL (DEFICIT)
Accounts payable	$13,913	$2,257	$—	$16,170	$11,663	$690	—	$12,353
Due to related parties, net	70,926	41,161	(9,691)	102,396	28,684	36,450	(9,612)	55,522
Accrued liabilities	76,605	5,697	(1,062)	81,240	68,316	3,153	(1,143)	70,326
Income taxes payable	3,354	—	—	3,354	3,491	—	—	3,491
Deferred revenues	70,196	1,721	—	71,917	70,743	31	—	70,774
Senior secured notes, net of original issue discount of $8,997, $0, $0, $8,997, $9,454, $0, $0 and $9,454, respectively	416,003	—	—	416,003	415,546	—	—	415,546
Securitization notes and conduit facility, net of original issue discount of $913, $0, $0, $913, $1,054, $0, $0 and $1,054, respectively	184,584	54,026	—	238,610	188,165	62,730	—	250,895
Notes payable	4,396	125,545	—	129,941	1,871	69,643	—	71,514
Total liabilities	839,977	230,407	(10,753)	1,059,631	788,479	172,697	(10,755)	950,421

Member capital (deficit)	152,238	9,675	(9,675)	152,238	152,247	9,675	(9,675)	152,247
(Accumulated deficit) retained earnings	(222,516)	967	7,508	(214,041)	(238,345)	(26,140)	13,408	(251,077)
Accumulated other comprehensive (loss) income	(18,041)	(605)	577	(18,069)	(18,346)	(702)	676	(18,372)
Total member (deficit) capital	(88,319)	10,037	(1,590)	(79,872)	(104,444)	(17,167)	4,409	(117,202)
Total liabilities and member capital (deficit)	$751,658	$240,444	$(12,343)	$979,759	$684,035	$155,530	$(6,346)	$833,219

DIAMOND RESORTS PARENT, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six months ended June 30, 2012 and 2011
(Unaudited)
(In thousands)

	Six months ended
	June 30, 2012	June 30, 2011

Net income (loss)	$37,036	$(4,180)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Provision for uncollectible Vacation Interest sales revenue	9,817	6,743
Amortization of capitalized financing costs and original issue discounts	3,082	3,334
Amortization of capitalized loan origination costs and portfolio discount	600	1,145
Depreciation and amortization	8,174	6,312
Impairments and other write-offs	(11)	323
Gain on disposal of assets	(96)	(372)
Gain on bargain purchase from business combination	(22,749)	—
Deferred income taxes	(13,453)	—
Loss (Gain) on foreign currency exchange	56	(17)
Gain on mortgage repurchase	(19)	(120)
Unrealized gain on derivative instruments	—	(79)
Gain on insurance settlement	—	(3,535)
Changes in operating assets and liabilities excluding acquisitions:
Mortgages and contracts receivable	(8,689)	5,898
Due from related parties, net	6,763	(305)
Other receivables, net	13,080	18,497
Prepaid expenses and other assets, net	(42,891)	(35,151)
Unsold Vacation Interests, net	(25,842)	(28,287)
Accounts payable	3,775	842
Due to related parties, net	51,352	43,297
Accrued liabilities	11,166	7,225
Income taxes (receivable) payable	(1,589)	947
Deferred revenues	1,028	(8,494)
Net cash provided by operating activities	30,590	14,023

Investing activities:
Property and equipment capital expenditures	(6,107)	(3,304)
Disbursement of Tempus Acquisition note receivable	—	(3,493)
Purchase of assets in connection with PMR Acquisition	(51,635)	—
Proceeds from sale of assets	320	2,004
Net cash used in investing activities	$(57,422)	$(4,793)

DIAMOND RESORTS PARENT, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS —Continued
For the six months ended June 30, 2012 and 2011
(Unaudited)
(In thousands)

	Six months ended
	June 30, 2012	June 30, 2011
Financing activities:
Changes in cash in escrow and restricted cash	$(8,857)	$(3,285)
Proceeds from issuance of securitization notes and funding facilities	45,885	80,554
Proceeds from issuance of notes payable	64,125	3,200
Payments on securitization notes and funding facilities	(58,311)	(81,510)
Payments on notes payable	(15,516)	(4,397)
Payments of debt issuance costs	(2,594)	(2,740)
Proceeds from issuance of common and preferred units	—	10,151
Repurchase of a portion of outstanding warrants	—	(10,151)
Payments of costs related to issuance of common and preferred units	(9)	(76)
Net cash provided by (used in) financing activities	24,723	(8,254)
Net (decrease) increase in cash and cash equivalents	(2,109)	976
Effect of changes in exchange rates on cash and cash equivalents	88	313
Cash and cash equivalents, beginning of period	19,897	27,329
Cash and cash equivalents, end of period	$17,876	$28,618

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$39,062	$35,220
Cash paid for taxes, net of tax refunds	$1,347	$(340)

Purchase of assets in connection with PMR acquisition based on a preliminary report:
Fair value of assets acquired	$89,704	$—
Gain on bargain purchase recognized	(22,880)	—
Cash paid	(51,635)	—
Deferred tax liability	(13,453)	—
Liabilities assumed	$1,736	$—

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Priority returns and redemption premiums on preferred units	$—	$8,412
Insurance premiums financed through issuance of note payable	$7,573	$5,713
Assets held for sale reclassified to unsold Vacation Interests	$1,315	$3,082
Assets held for sale reclassified to other intangibles	$187	$—

About Diamond Resorts Corporation
Diamond Resorts Corporation and its subsidiaries develop, own, operate and manage vacation ownership resorts and, through resort and partner affiliation agreements, provide owners and members with access to 74 managed resorts and 164 affiliated resorts and four cruise itineraries through THE Club® at Diamond Resorts International®. To learn more, visit DiamondResorts.com.